Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

Member

Berkeley Point Financial LLC:

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Newmark Group, Inc., pertaining to the registration of $550 million of 6.125% Senior Notes due 2023, of our report dated August 23, 2017, with respect to the consolidated balance sheet of Berkeley Point Financial LLC as of December 31, 2016, and the related consolidated statements of operations, changes in member’s capital and cash flows, for each of the years in the two-year period ended December 31, 2016, not included herein, which report appears in the December 31, 2017 annual report on Form 10-K of Newmark Group, Inc. and to the reference to our firm under the heading “Experts” in the Registration Statement.

/s/ KPMG LLP

Boston, Massachusetts
January 11, 2019